Mail Stop 6010

September 4, 2008

Bruce Ledesma
Corporate Secretary
SunPower Corporation
3939 North First Street
San Jose, CA 95134

      Re: **SunPower Corporation**
               Preliminary Information Statement
               Filed August 12, 2008
               File No. 0-51593

Dear Mr. Ledesma:

      We have completed our review of your preliminary information statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

               Sincerely,

               Peggy Fisher
               Assistant Director